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FEB 29 2008

Washington, DC
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08029719

CRD: 101640

AB 3/13

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Henderson Global Investors Equity Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

737 North Michigan Avenue
(No. and Street)

Chicago (City) IL (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas G. Denyer (860) 723-8751
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116-5072 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Douglas G. Denyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Henderson Global Investors Equity Planning, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Treasurer & Financial Principal

Title

Notary Public

PENNY M. FRYER
NOTARY PUBLIC
MY COMMISSION EXPIRES OCT. 31, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements
and Other Supplemental Information

Henderson Global Investors Equity Planning, Inc.

Year Ended December 31, 2007

With Report and Supplemental Report of Independent Registered Public Accounting Firm

Henderson Global Investors Equity Planning, Inc.

Audited Financial Statements
and Other Supplemental Information

Year Ended December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Henderson Global Investors Equity Planning, Inc.

We have audited the accompanying statement of financial condition of Henderson Global Investors Equity Planning, Inc. ("the Company") as of December 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henderson Global Investors Equity Planning, Inc. at December 31, 2007, and the results of its operations, changes in its stockholders equity and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 27, 2008

Henderson Global Investors Equity Planning, Inc.

Statement of Financial Condition

December 31, 2007

Assets		
Cash	$	171,668
Prepaid expenses		8,621
Total assets	$	180,289
Liabilities and stockholder's equity		
Accrued expenses	$	25,686
Total liabilities		25,686
Common stock, $1 par value, 100 shares authorized, issued and outstanding		100
Paid-in capital		144,840
Accumulated income		9,663
Total stockholder's equity		154,603
Total liabilities and stockholder's equity	$	180,289

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.

Statement of Operations

Year ended December 31, 2007

Revenue	
Placement fees	$ 150,000
Interest income	639
Total revenue	150,639
Expenses	
Professional fees	17,686
Other general and administrative	16,944
Total expenses	34,630
Net income	$ 116,009

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2007

	Common Stock	Paid-in Capital	Accumulated Income	Total
Balance at January 1, 2007	$ 100	$ 144,840	$ (106,346)	$ 38,594
Net income			116,009	116,009
Balance at December 31, 2007	$ 100	$ 144,840	$ 9,663	$ 154,603

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.

Statement of Cash Flows

Year ended December 31, 2007

Cash flows from operating activities	
Net income	$ 116,009
Adjustment to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Decrease in related party receivable	418
Decrease in prepaid expenses	126
Increase in accrued expenses	8,186
Net cash provided by operating activities	8,730
Net increase in cash	124,739
Cash, beginning of year	46,929
Cash, end of year	$ 171,668

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning, Inc.

Notes to Financial Statements

December 31, 2007

1. Organization and Operations

Henderson Global Investors Equity Planning, Inc. (the Company), was incorporated on April 29, 1999, and on that same date, Henderson Global Investors (North America) Inc. (HGINA) acquired 100% of its outstanding stock. On March 13, 2000, the Company was granted membership in the Financial Industry Regulatory Authority, and concurrently on that same date, was registered as a Broker Dealer with the United States Securities and Exchange Commission. The Company serves as a placement agent in connection with the offer and sale of interests in privately-offered vehicles.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Revenue Recognition

Placement fees received in connection with capital-raising services to certain privately-offered investment vehicles are recognized as revenue when services are performed.

Income Taxes

The Company is part of a group that files a consolidated tax return which is included in HGINA's results, and as such income taxes, which are not significant for the year ended December 31, 2007, are recorded by HGINA as its direct parent.

2. Summary of Significant Accounting Policies (continued)

The Company complies with FASB Statement No. 109, *Accounting for Income Taxes,* as if the Company was a separate taxpayer rather than a member of its parent company's consolidated income tax return group. The Company has utilized its remaining net operating loss carryforwards and timing differences of start up costs for tax purposes to offset current year income. Accordingly, there is no income tax provision or related payable recorded for financial statement purposes.

3. Net Capital Requirements

Pursuant to the net capital and aggregate indebtedness provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $5,000 and an aggregate indebtedness not to exceed 1500% of its net capital, as defined under such provisions. At December 31, 2007, the Company had net capital of $145,982 and an aggregate indebtedness of 18% of its net capital.

4. Related Party Transactions

The Company has a cost sharing agreement (Agreement) with HGINA, whereby HGINA pays all overhead expenses of the Company. These expenses are based on overhead allocated to certain designated employees of HGINA who are deemed to be directly involved with the Company's daily operations. In accordance with this Agreement, the Company has no legal obligation to repay HGINA for any of these expenses paid by HGINA. If the Company was a stand alone entity results could be materially different.

During 2007, the Company earned $150,000 in placement fees for services provided to an affiliated entity.

5. New Accounting Pronouncement

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. Initial adoption of FIN 48 was required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. In February 2008, the FASB deferred the effective date of FIN 48 for non public entities, until fiscal years beginning after December 15, 2007. The Company is evaluating the potential impact, if any, of the standard upon adoption.

Supplemental Information

Henderson Global Investors Equity Planning, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Computation of net capital		
Total ownership equity (from statement of financial condition)	$	154,603
Total ownership equity qualified for net capital	$	154,603
Deductions and/or adjustments:		
Nonallowable assets:		
Prepaid expenses		(8,621)
Net capital	$	145,982
Computation of basic net capital requirement		
Net capital requirement (pursuant to Rule 15c3-1(a)(2)(vi))	$	5,000
Excess net capital	$	140,982

The above computation does not differ from the computation of net capital and excess net capital under rule 15c3-1 as of December 31, 2007 as filed on form X-17A-5 on January 16, 2008.

Henderson Global Investors Equity Planning, Inc.

Statement Regarding Rule 15c3-3

December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Henderson Global Investors Equity Planning, Inc.

In planning and performing our audit of the financial statements of Henderson Global Investors Equity Planning, Inc. (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2008

END